UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           AKAMAI TECHNOLOGIES, INC.
                           -------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                          -----------------------------
                         (Title of Class of Securities)

                                    00971T101
                                    ---------
                                 (CUSIP Number)

                             Edward D. Sopher, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                    ------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 24, 2002
                            -------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. 00971T101                                            Page 2 of 9 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  BAKER COMMUNICATIONS FUND, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [ ]
                                                b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization
                  Cayman Islands

                            7             Sole Voting Power
                                               934,668
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     934,668
    With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            934,668

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                            [ ]

13       Percent of Class Represented By Amount in Row (11)
                            .80%

14       Type of Reporting Person (See Instructions)
                  PN; IA

                                  SCHEDULE 13D

CUSIP No. 00971T101                                            Page 3 of 9 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  BAKER CAPITAL PARTNERS, LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [ ]
                                                b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                                 66,437
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       934,668
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       66,437
    With
                            10            Shared Dispositive Power
                                                 934,668

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            1,001,105

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                            [ ]

13       Percent of Class Represented By Amount in Row (11)
                            .86%

14       Type of Reporting Person (See Instructions)
                  OO; IA

                                  SCHEDULE 13D

CUSIP No. 00971T101                                            Page 4 of 9 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  EDWARD W. SCOTT

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [ ]
                                                b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization
                  United States

                            7             Sole Voting Power
                                                 66,437
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       934,668
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       66,437
    With
                            10            Shared Dispositive Power
                                                 934,668

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            1,001,105

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                            [ ]

13       Percent of Class Represented By Amount in Row (11)
                            .86%

14       Type of Reporting Person (See Instructions)
                  IA

                                                               Page 5 of 9 Pages


         This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Akamai Technologies, Inc. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on
Schedule 13D, dated November 8, 1999 (the "Initial Statement"), filed by the Reporting Persons. This Amendment No. 1 is being filed by the Reporting Persons to report that the number of Shares of which the Reporting Persons may be deemed the beneficial owners has decreased by more than one percent. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.


Item 2.   Identity and Background.

         This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         i)       Baker Communications Fund, L.P. ("Baker Fund");

         ii)      Baker Capital Partners, LLC ("Baker Partners"); and

         iii)     Edward W. Scott ("Mr. Scott").

         This Statement relates to Shares held for the accounts of the Baker Fund and Baker Partners.

         Set forth in Annex A hereto, and incorporated herein by reference, is updated information concerning the identity and background of the current directors and officers of the Baker Fund.

Item 5.   Interest in Securities of the Issuer.

         (a) (i) The Baker  Fund may be deemed the  beneficial  owner of 934,668
Shares (approximately .80% of the total number of Shares which would be outstanding assuming the exercise of warrants held for the account of the Baker
Fund). This number includes 934,668 Shares issuable upon the exercise of warrants held for the account of the Baker Fund.

             (ii) Each of Baker Partners and Mr. Scott may be deemed the beneficial owner of 1,001,105 Shares (approximately .86% of the total number of Shares which would be outstanding assuming the exercise of warrants held for the account of the Baker Fund). This number consists of (A) 66,437 Shares held for the account of Baker Partners and (B) 934,668 Shares issuable upon the exercise of warrants held for the account of the Baker Fund.

         (b) (i) Baker Fund may be deemed to have the sole power to direct the voting and disposition of the 934,668 Shares held for the account of the Baker Fund (assuming the exercise of warrants held for the account of the Baker Fund).

             (ii) Each of Baker Partners and Mr. Scott may be deemed to have the sole power to direct the voting and disposition of the 66, 437 Shares held for the account of Baker Partners. Each of Baker Partners and Mr. Scott may be deemed to have shared power to direct the voting and disposition of the 934,668 Shares held for the account of the Baker Fund (assuming the exercise of warrants held for the account of the Baker Fund).

         (c) Except for the transactions listed in Annex B hereto, all of which involved a private pro rata distribution among the partners of the Baker Fund, there have been no transactions effected with

                                                               Page 6 of 9 Pages



respect to the Shares since February 23, 2002 (60 days prior to the date hereof) by any of the Reporting Persons.

         (d) The partners of the Baker Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities of the Issuer, including the Shares, held for the account of the Baker Fund in accordance with their partnership interests in the Baker Fund.

         (e) The Reporting Persons ceased to be beneficial owners of more than five percent of the Shares as of April 24, 2002.


Item 6.   Contracts,   Arrangements,   Understandings  or Relationships  with
          Respect to Securities of the Issuer.

        On April 24, 2002, the Baker Fund effected a pro rata distribution to its partners of 6,608,804 Shares held for its account (the "Distribution"). As a result of the Distribution, Baker Partners, in its capacity as the sole general partner of the Baker Fund, received 66,437 additional Shares.

                                                               Page 7 of 9 Pages



                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 26, 2002                        BAKER COMMUNICATIONS FUND, L.P.

                                            By:      Baker Capital Partners, LLC
                                                     its General Partner

                                            By:      /s/ John C. Baker
                                                     ------------------------
                                                     John C. Baker
                                                     Chairman

                                            BAKER CAPITAL PARTNERS, LLC

                                            By:/s/ John C. Baker
                                               ----------------------------
                                               John C. Baker
                                               Chairman

                                            EDWARD W. SCOTT

                                            /s/ Edward W. Scott
                                            -------------------------------

                                                               Page 8 of 9 Pages



                                     ANNEX A

         The following is a list of all of the persons (other than Mr. Scott) who serve as managers of Baker Partners.

John C. Baker
Henry Baker
Ashley Leeds

         Each of the above-listed persons is a United States citizen whose principal occupation is serving as a manager of Baker Partners, and each has a business address c/o Baker Capital Partners, LLC, 540 Madison Avenue, New York, NY 10022

         To the best of the Reporting Persons' knowledge:

               (a) None of the above persons holds any Shares directly.

               (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                               Page 9 of 9 Pages



                                     ANNEX B

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                            AKAMAI TECHNOLOGIES, INC.


                                                     Nature of          Number of
For the Account of          Date of Transaction     Transaction         Securities             Price
------------------          -------------------     -------------    ---------------          -------

Baker Fund                   April 24, 2002          Pro-Rata        6,608,804 Shares/1/      $3.72/2/
                                                   Distribution

















-------------------


/1/ On April 24, 2002, the Baker Fund, pursuant to a pro rata distribution, distributed 6,608,804 Shares to its partners.


/2/ This amount represents the deemed price at which the distribution was made. This amount represents the average closing price of the last five trading days prior to the distribution.